Filed pursuant to Rule 433

Registration No. 333-286752

Issuer Free Writing Prospectus dated November 3, 2025

Relating to Preliminary Prospectus Supplement dated November 3, 2025

Alphabet Inc.

2.375% Notes due 2028

2.875% Notes due 2031

3.125% Notes due 2034

3.500% Notes due 2038

4.000% Notes due 2044

4.375% Notes due 2064

Pricing Term Sheet

Issuer:	Alphabet Inc. (the “Company”)

Title:

2.375% Notes due 2028 (the “2028 Notes”)

2.875% Notes due 2031 (the “2031 Notes”)

3.125% Notes due 2034 (the “2034 Notes”)

3.500% Notes due 2038 (the “2038 Notes”)

4.000% Notes due 2044 (the “2044 Notes”)

4.375% Notes due 2064 (the “2064 Notes”)

Security Type:	SEC Registered

Ranking:	Senior unsecured

Listing:	The Company intends to apply to list each series of the notes on the Nasdaq Bond Exchange (“Nasdaq”). The listing applications will be subject to approval by Nasdaq. The Company currently expects trading in each series of the notes on Nasdaq to begin within 30 days after the original issue date. If such a listing is obtained, the Company has no obligation to maintain such listing and the Company may delist any series of the notes at any time. Currently there is no public market for any series of the notes.

Aggregate Principal Amount:	2028 Notes: €1,000,000,000 2031 Notes: €1,000,000,000 2034 Notes: €1,000,000,000 2038 Notes: €1,000,000,000 2044 Notes: €1,250,000,000 2064 Notes: €1,250,000,000

Maturity Date:	2028 Notes: November 6, 2028 2031 Notes: November 6, 2031 2034 Notes: November 6, 2034 2038 Notes: November 6, 2038 2044 Notes: November 6, 2044 2064 Notes: November 6, 2064

Coupon (Interest Rate):	2028 Notes: 2.375% per annum 2031 Notes: 2.875% per annum 2034 Notes: 3.125% per annum 2038 Notes: 3.500% per annum 2044 Notes: 4.000% per annum 2064 Notes: 4.375% per annum

Public Offering Price:

2028 Notes: 99.711% of principal amount of the 2028 Notes, plus accrued interest, if any, from November 6, 2025

2031 Notes: 99.848% of principal amount of the 2031 Notes, plus accrued interest, if any, from November 6, 2025

2034 Notes: 99.191% of principal amount of the 2034 Notes, plus accrued interest, if any, from November 6, 2025

2038 Notes: 98.803% of principal amount of the 2038 Notes, plus accrued interest, if any, from November 6, 2025

2044 Notes: 99.073% of principal amount of the 2044 Notes, plus accrued interest, if any, from November 6, 2025

2064 Notes: 98.189% of principal amount of the 2064 Notes, plus accrued interest, if any, from November 6, 2025

Underwriting Discounts:

2028 Notes: 0.150% of the principal amount

2031 Notes: 0.200% of the principal amount

2034 Notes: 0.300% of the principal amount

2038 Notes: 0.380% of the principal amount

2044 Notes: 0.500% of the principal amount

2064 Notes: 0.600% of the principal amount

Proceeds Net of Aggregate Underwriting Discount (before expenses):	2028 Notes: €995,610,000 2031 Notes: €996,480,000 2034 Notes: €988,910,000 2038 Notes: €984,230,000 2044 Notes: €1,232,162,500 2064 Notes: €1,219,862,500

Yield to Maturity:	2028 Notes: 2.476% 2031 Notes: 2.903% 2034 Notes: 3.230% 2038 Notes: 3.617% 2044 Notes: 4.071% 2064 Notes: 4.474%

Spread to Benchmark Bund:	2028 Notes: + 41.5 bps 2031 Notes: + 59.6 bps 2034 Notes: + 64.5 bps 2038 Notes: + 71.9 bps 2044 Notes: + 96.3 bps 2064 Notes: + 122.8 bps

Benchmark Bund:

2028 Notes: OBL 2.400% due October 19, 2028

2031 Notes: DBR 0.000% due August 15, 2031

2034 Notes: DBR 2.600% due August 15, 2034

2038 Notes: DBR 1.000% due May 15, 2038

2044 Notes: DBR 2.500% due July 4, 2044

2064 Notes: DBR 2.900% due August 15, 2056

Benchmark Bund Price and Yield:	2028 Notes: 100.960% / 2.061% 2031 Notes: 87.660% / 2.307% 2034 Notes: 100.110% / 2.585% 2038 Notes: 80.295% / 2.898% 2044 Notes: 91.485% / 3.108% 2064 Notes: 93.282% / 3.246%

Mid-Swap Yield:	2028 Notes: 2.226% 2031 Notes: 2.433% 2034 Notes: 2.610% 2038 Notes: 2.797% 2044 Notes: 2.921% 2064 Notes: 2.894%

Spread to Mid-Swap Yield:	2028 Notes: + 25 bps 2031 Notes: + 47 bps 2034 Notes: + 62 bps 2038 Notes: + 82 bps 2044 Notes: + 115 bps 2064 Notes: + 158 bps

Interest Payment Dates:	November 6 of each year, beginning on November 6, 2026

Interest Payment Record Dates:	The close of business on the date that is the Clearing System Business Day immediately preceding each Interest Payment Date. A Clearing System Business Day is every Monday to Friday inclusive, except December 25th and January 1st, subject to certain exceptions.

Sinking Fund Provisions:	None

Redemption Provision:

At the Company’s option, at any time prior to the applicable Par Call Date (as set forth below), in whole or in part at any time or from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)), at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement relating to the offering) plus 10 basis points with respect to the 2028 Notes, plus 10 basis points with respect to the 2031 Notes, plus 10 basis points with respect to the 2034 Notes, plus 15 basis points with respect to the 2038 Notes, plus 15 basis points with respect to the 2044 Notes and plus 20 basis points with respect to the 2064 Notes, plus, in either case, accrued and unpaid interest, if any, to, but not including, the redemption date.

On or after the applicable Par Call Date, the Company may redeem notes of the applicable series, in whole or in part at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, if any, but not including, the redemption date.

Par Call Date:

2028 Notes: October 6, 2028 (the date that is one month prior to the maturity date of the 2028 Notes)

2031 Notes: September 6, 2031 (the date that is two months prior to the maturity date of the 2031 Notes)

2034 Notes: August 6, 2034 (the date that is three months prior to the maturity date of the 2034 Notes)

2038 Notes: August 6, 2038 (the date that is three months prior to the maturity date of the 2038 Notes)

2044 Notes: May 6, 2044 (the date that is six months prior to the maturity date of the 2044 Notes)

2064 Notes: May 6, 2064 (the date that is six months prior to the maturity date of the 2064 Notes)

Redemption for Tax Reasons:	The Company may redeem any series of the notes, in whole, but not in part, in the event of certain changes in the tax laws of the United States that would require the Company to pay additional amounts with respect to the notes of any series. The redemption price would be equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any, on the notes of such series to be redeemed to, but not including, the date of redemption.

Trade Date:	November 3, 2025

Settlement Date (T+3)**:	November 6, 2025

Settlement and Trading:	Through the facilities of Clearstream Banking, S.A. or Euroclear Bank SA/NV

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and multiples of €1,000 in excess thereof

Concurrent USD Notes Offering:	Subject to market conditions and other factors, the Company may raise additional amounts for general corporate purposes, which may include the repayment of outstanding debt, in a near-term U.S. dollar-denominated notes (the “Concurrent USD Notes Offering”), which may be substantially concurrent with this offering. Any Concurrent USD Notes Offering will be made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Company other than the notes to which this pricing term sheet relates. Any Concurrent USD Notes Offering may not be completed, and the completion of any Concurrent USD Notes Offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates or vice versa.

CUSIP / Common Code / ISIN:

2028 Notes: 02079K BH9 / 322647891 / XS3226478918

2031 Notes: 02079K BC0 / 322460929 / XS3224609290

2034 Notes: 02079K BD8 / 322460937 / XS3224609373

2038 Notes: 02079K BE6 / 322460945 / XS3224609456

2044 Notes: 02079K BF3 / 322460953 / XS3224609530

2064 Notes: 02079K BG1 / 322460961 / XS3224609613

MiFID II Product Governance:	Professional investors and ECPs only target market

UK MiFIR Product Governance:	Professional investors and ECPs only target market

PRIIPs:	No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or in the UK

Ratings*:	Moody’s: Aa2 (Stable); S&P: AA+ (Stable)

Stabilization:	Relevant stabilization regulations apply (including FCA/ICMA)

Joint Global Coordinators and Joint Book-Running Managers:	Goldman Sachs & Co. LLC HSBC Bank plc J.P. Morgan Securities plc

Joint Book-Running Managers:

BNP PARIBAS

Crédit Agricole Corporate and Investment Bank

Deutsche Bank AG, London Branch

Barclays Bank PLC

Citigroup Global Markets Limited

Merrill Lynch International

Mizuho International plc

Morgan Stanley & Co. International plc

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

Société Générale

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Co-Managers:

Academy Securities, Inc.

AmeriVet Securities, Inc.

Bancroft Capital, LLC

Blaylock Van, LLC

CastleOak Securities, L.P.

Independence Point Securities LLC

Loop Capital Markets LLC

MUFG Securities EMEA plc

NatWest Markets Plc

Penserra Securities LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Banco Santander, S.A.

Standard Chartered Bank

UniCredit Bank GmbH

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the business date before delivery will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR UK PRIIPs KID — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or PRIIPS Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK PRIIPs Regulation”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

In the EEA, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by the PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the UK PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, the accompanying prospectus and, when available, the final prospectus supplement if you request it by contacting: Goldman Sachs & Co. LLC, toll-free at +1-866-471-2526; HSBC Bank plc. at +1-866-811-8049; J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533; BNP PARIBAS at +1-800-854-5674; Crédit Agricole Corporate and Investment Bank at +1-866-807-6030; or Deutsche Bank AG, London Branch at +1-800-503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.